Exhibit (d)(6)

January 17, 2023

Concert Pharmaceuticals, Inc.

65 Hayden Avenue, Suite 3000N

Lexington, MA 02421

Re:     Exclusivity Extension

To whom it may concern:

Reference is hereby made to that certain letter agreement (the “Exclusivity Agreement”) dated as of December 16, 2022, by and between Concert Pharmaceuticals, Inc. (the “Company”) and Sun Pharmaceutical Industries Limited (“Sun Pharma”).

For good, valuable and sufficient consideration, the receipt, value and sufficiency of which is hereby acknowledged and agreed, the Company and Sun Pharma hereby agree that the definition of “Exclusivity Termination Time” in the first paragraph of the Exclusivity Agreement shall be, and hereby is, amended by deleting the text “January 16, 2023” and replacing it with “January 18, 2023”.

Except as so amended, the terms and provisions of the Exclusivity Agreement shall remain in full force and effect in accordance with their respective terms. This letter shall be governed by, and construed in accordance with, the laws of the State of Delaware. This letter may be executed in one or more counterparts (including by facsimile or portable document format (.pdf) signature pages), each of which will be deemed to be an original copy of this letter and all of which, when taken together, will be deemed to constitute one and the same instrument.

[Signature Page Follows]

Please indicate your agreement with the foregoing by signing in the space indicated below.

Sincerely,

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Atul Raut
Name:	Atul Raut
Title:	Vice President, Business Development

Accepted and Agreed:

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Roger D. Tung
Name:	Roger D. Tung
Title:	President & Chief Executive Officer